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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                      For the year ended December 31, 2000

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
             For the transition period from ________ to ____________

                           Commission File No. 0-23426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            REPTRON ELECTRONICS, INC.
                              14401 MCCORMICK DRIVE
                              TAMPA, FLORIDA 33626


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







FINANCIAL STATEMENTS, SCHEDULE
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPTRON ELECTRONICS, INC.
401(k) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2000 and 1999

                                    CONTENTS

                                                                      Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     1


FINANCIAL STATEMENTS

    Statements of Net Assets Available For Benefits                    2

    Statements of Changes In Net Assets Available For Benefits         3

    Notes to Financial Statements                                      4


SUPPLEMENTAL SCHEDULE

    Schedule of Assets Held For Investment Purposes at End of Year     9

               Report of Independent Certified Public Accountants

The Participants and Advisory Committee
  Reptron Electronics, Inc.
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thornton LLP


Tampa, Florida
May 4, 2001

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                             December 31,
                                      ---------------------------
                                          2000            1999
                                      -----------     -----------
Assets:
  Cash                                $        --     $    40,068

Investments, at fair value             16,295,418      11,768,131

Receivables:
  Participants' contributions              64,047          34,747
  Employer contributions                    6,404           3,475
  Participant loans                       369,519         206,452
  Investment income                         6,275              --
                                      -----------     -----------
     Total receivables                    446,245         244,674
                                      -----------     -----------
     Total assets                      16,741,663      12,052,873
                                      -----------     -----------
Net assets available for benefits     $16,741,663     $12,052,873
                                      ===========     ===========




        The accompanying notes are an integral part of these statements.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                   Year Ended December 31,
                                                -----------------------------
                                                    2000             1999
                                                ------------      -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                      $ (4,403,688)     $ 2,876,365
    Interest and dividends                         1,496,257          530,100
                                                ------------      -----------
                                                  (2,907,431)       3,406,465
                                                ------------      -----------
  Contributions:
    Participants'                                  2,520,386        1,081,132
    Rollovers                                        307,007          259,660
    Employer's                                       251,599          107,930
    Transfers-in from merged plans                 5,420,095               --
                                                ------------      -----------
                                                   8,499,087        1,448,722
                                                ------------      -----------
     Total additions                               5,591,656        4,855,187

Deductions from net assets attributed to:
  Benefits paid to participants                      898,473        1,394,642
  Miscellaneous expense                                4,393               --
                                                ------------      -----------
Net increase                                       4,688,790        3,460,545

Net assets available for benefits:
  Beginning of year                               12,052,873        8,592,328
                                                ------------      -----------
  End of year                                   $ 16,741,663      $12,052,873
                                                ============      ===========





        The accompanying notes are an integral part of these statements.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN

The following description of Reptron Electronics, Inc.'s (the Company) 401(k) Retirement Savings Plan (the Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General. The Plan is a defined contribution plan covering all employees of the Company and its wholly owned subsidiaries. Employees are eligible to participate in the plan upon attaining the age of 18 and completing three months of service. Service with the Company's subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective January 3, 2000, all plan assets of the Company's wholly owned subsidiaries 401(k) plans (Hibbing Electronics, Reptron of PA, and Reptron Acquisition, Inc. dba Applied Instruments) were transferred to the Plan, and are presented as `transfers-in' on the statement of changes in net assets available for benefits.

2. Contributions. Participants may contribute up to 19 percent (15% in 1999) of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes discretionary contributions at the option of the Company's board of directors not to exceed 100% of the first 19% (15% in 1999) of participant compensation contributed as an elective deferral. The Company's match is based on a percentage of the participant's contribution. The Company's matching percentage was 10% for 2000 and 1999.

3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100 percent vested after five years of credited service.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999

NOTE A - DESCRIPTION OF PLAN - CONTINUED

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

                                     Applied          Hibbing          All
                                   Instruments      Electronics       Other
                                      Prior         Corp. Prior    Participants
                                     Vesting          Vesting        Vesting
       Years of Service             Percentage      Percentage      Percentage
       ----------------             -----------     ----------      ----------
      Less than 1                       0%               0%             0%
                1                      20%              25%            20%
                2                      40%              50%            40%
                3                      60%              75%            60%
                4                      80%             100%            80%
                5                     100%                            100%

5. Participant Loans. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. A participant must repay the loan within five (5) years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan's written loan procedures.

6.   Payment of Benefits

     Lifetime benefits (normal retirement age is 65)

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

     Termination prior to retirement

     For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant's life expectancy.

     For any termination of service, if the participant's vested account balance does not exceed $5,000 a single lump sum payment is required.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Substantially all administrative expenses of the Plan have been paid by the Employer.

Tax Status

The Plan complies as to form with Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 and the applicable regulations to be exempt from federal income taxes. The Plan received a favorable determination letter from the Internal Revenue Service on July 20, 1995.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE C - INVESTMENTS

The following table presents the fair value of participant-directed investments that represent 5 percent or more of the Plan's net assets. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value. Effective January 3, 2001, the Plan transferred all of its assets to a new custodian, Merrill Lynch Trust Company.

                                                            December 31,
                                                      -------------------------
                                                          2000          1999
                                                      -----------   -----------
Merrill Lynch Retirement Preservation Trust           $ 1,911,762   $        --
Van Kampen Emerging Growth Fund Class A                 3,324,513            --
Alliance Premier Growth Fund Class A                    3,692,476            --
Ing Pilgrim International Value Class A                 1,375,390            --
Merrill Lynch Basic Value Fund Class D                    862,553
Reptron Electronics, Inc.                               3,535,014     4,763,293
Managed Allocation Fund                                        --       783,105
Equity Select Fund                                             --     1,419,295
International Fund                                             --       695,768
New Dimensions Fund                                            --     2,884,098
Guaranteed Retirement Fund                                     --       438,491
Aggregate of investments that represent less than 5
  percent of the Plan's net assets                      1,593,710       784,081
                                                      -----------   -----------
                                                      $16,295,418   $11,768,131
                                                      ===========   ===========

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $4,403,688 as follows:

Common Stock                                                        $(1,580,227)
Common/Collective Trusts                                                  1,592
Mutual Funds                                                         (2,825,053)
                                                                    -----------
                                                                    $(4,403,688)
                                                                    ===========

NOTE D - PLAN Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2000 and 1999


NOTE E - NET ASSETS AVAILABLE FOR BENEFITS

Merrill Lynch Trust Company and American Express Trust Company (American Express Trust) held the assets during 2000 and 1999, respectively, for the purpose of administration of investments and record keeping. The agreements with Merrill Lynch Trust Company and American Express Trust provide for the investments and contributions to be participant directed and accounted for in separate funds.

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements to Form 5500:

                                                                   1999
                                                               ------------
Net assets available for benefits per the financial
  statements                                                   $ 12,052,873
Contributions receivable                                            (38,222)
Other                                                                37,869
Pending transactions at December 31, 1999                                --
                                                               ------------
Net assets available for benefits per Form 5500                $ 12,052,520
                                                               ============

Total additions to net assets available for benefits per the
  financial statements                                         $  4,855,187
Adjustment for accruals                                              52,960
Other                                                                53,528
                                                               ------------
Total additions to net assets available for benefits per
  Form 5500                                                    $  4,961,675
                                                               ============
Total deductions to net assets available for benefits per
  the financial statements                                     $  1,394,642
Loan repayments                                                          --
Other                                                                 1,615
                                                               ------------
Total deductions to net assets available for benefits per
  Form 5500                                                    $  1,396,257
                                                               ============

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.

While the Form 5500 for 2000 is not available, the reconciling items are expected to be similar in nature to 1999.

                              SUPPLEMENTAL SCHEDULE

                            REPTRON ELECTRONICS, INC.
                         401(k) RETIREMENT SAVINGS PLAN

               ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                December 31, 2000

   Principal
    Amount                                                              Current
   of Shares                Description                                  Value
   ---------                -----------                              -----------
    571,361  * Reptron Electronics, Inc.                             $ 3,535,014
  1,911,762  * Merrill Lynch Retirement Preservation Trust             1,911,762
      1,320  * Merrill Lynch Retirement Preservation Trust - GM            1,320
        262  * Merrill Lynch Focus Value Fund Class D                      2,933
      4,727  PIM Company Innovation Fund Class A                         194,595
         84  Federated Growth Strategies                                   2,764
      1,325  AIM Small Cap Growth Fund Class A                            39,494
        508  Federated International Small Company Fund Class A           13,065
        263  Fidelity Advisor Mid Cap Fund Class T                         5,863
      1,469  Van Kampen Aggregate Growth Fund Class A                     32,653
      4,004  AIM Blue Chip Fund Class A                                   63,099
        295  Fidelity Advisor Growth & Income Class T                      5,238
      1,520  * Merrill Lynch S&P 500 Index                                24,591
        342  * Merrill Lynch SM Cap Index                                  3,577
        278  MFS Strategic Growth Fund Class A                             7,418
      1,162  Munder Net Fund Class A                                      40,348
        299  Fidelity Advisor Small Cap Fund Class T                       5,610
        375  Alliance Tech Fund Class A                                   34,038
      4,497  Alliance Growth & Income                                     17,090
     52,955  Van Kampen Emerging Growth Fund Class A                   3,324,513
         40  Van Kampen Emerging Growth Fund Class A                       2,516
        672  Van Kampen Comstock Fund Class A                             11,575
    138,243  Alliance Premier Growth Fund Class A                      3,692,476
        165  Alliance Premier Growth Fund A GM                             4,412
     15,912  AIM Value Fund                                              199,057
         94  AIM Value Fund                                                1,180
        428  Fidelity Advisor Growth                                      14,606
      1,024  MFS Capital Oppenheimer Fund Class A                         18,326
        657  Calvert Income Fund                                          10,597
      1,559  Oppenheimer Global Growth & Income                           42,161
          3  Nvest Growth and Income Fund Class A                             43
        514  Mass Investment Growth Stock Fund Class A                     8,809
        650  Davis NY Venture Fund Class A                                18,680
     56,903  Mercury TTL Retirement Bd Distributor                       713,558
         79  Mercury TTL Retirement Bd Distributor                           995
      1,309  * Merrill Lynch Fundamental Growth Funds Class D             29,088
         56  Fidelity Advisor Equity Growth Fund                           3,335
     90,190  Ing Pilgrim International Value Class A                   1,375,390
         67  Ing Pilgrim International Value Class A                       1,026
      1,035  Van Kampen American Value Fund Class A                       20,050
     26,362  * Merrill Lynch Basic Value Fund Class D                    862,553
                                                                     -----------
                                                                      16,295,418
              Participant loans, at varying rates and maturities         369,519
                                                                     -----------
                                                                     $16,664,937
                                                                     ===========

* Party-in-interest to the Plan.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    REPTRON ELECTRONICS, INC.
                                    401(K) RETIREMENT SAVINGS PLAN



                                    By: /s/ Paul Plante
                                        ----------------------------------------
                                        Paul Plante, Chief Operating Officer of
                                        Reptron Electronics, Inc.
                                        Plan Administrator

                                    Date:  June 29, 2001











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

                                  EXHIBIT INDEX

                FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K



   EXHIBIT NO.                     DESCRIPTION
   -----------                     -----------

       23.1              Consent of Grant Thornton LLP











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